February 5, 2014

United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Mr. John Cash
Accounting Branch Chief

RE:    Industrial Services of America, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
Form 10-Q for the Period Ended June 30, 2013
Filed August 19, 2013
Definitive Proxy Statement on Schedule 14A
Filed June 6, 2013
File No. 0-20979

Dear Mr. Cash:

In response to your letter, we have reviewed your comments and plan to revise future filings as discussed below.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing. We also acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.
We note that you have not filed your Form 10-Q for the period ended September 30, 2013. Please tell us the status of your review of your inventory valuation and tell us when you plan to file your Form 10-Q for the period ended September 30, 2013.

Response: We completed the review of our inventory valuation on December 19, 2013. Based on our review, we recorded a lower of cost or market adjustment as of September 30, 2013 of $1,900,000. We filed our Form 10-Q for the period ended September 30, 2013 on January 10, 2014. See our response to your comment letter point number 6 herein for further discussion of this adjustment.

Dependence on Major Customer, page 9

2.
We note that North American Stainless represented over 40% of your net sales in both the years ended December 31, 2012 and 2011. We further note your disclosure on page 24 that substantially all of your stainless steel sales are to one customer. Please file any contract with North American Stainless or any other customer upon which your business is substantially dependent. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Mr. John Cash
United States Securities and Exchange Commission
February 5, 2014

Response: We note that Item 601(b)(10)(ii)(B) states, "Any contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent."

We have no long-term contracts as described in Item 601(b)(10)(ii)(B) above. In future filings, we will revise our disclosures to include language consistent with the following:

"We do not have any long-term contracts with North American Stainless or any other customer. We negotiate sale and purchase orders on a daily and monthly basis in the ordinary course of business."

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-8

3.
We note your disclosure on page F-14 that during 2012, you reclassified your factoring fees from a reduction of revenue to within interest expense. So that we may better understand your accounting for factoring arrangements, please address the following for all periods presented:

•
Tell us dollar amount of receivables sold during each period presented and describe the key terms associated with these sales (i.e. sold with or without recourse, the types of receivables sold, factoring fee charged, etc.)

•	Describe how you considered the provisions of ASC 860-10 in determining your accounting for the sale of receivables; and

•
The accounting literature you relied upon to support your historical and current classification of factoring fees and the circumstances which led to your decision to change your income statement classification during 2012.

Response: We entered into factoring arrangements as a financing option for our operating growth beginning in 2010. North American Stainless ("NAS") set up these arrangements using their banks to provide this service. We took advantage of the arrangements to secure the additional financing at a competitive rate. We sold $59.9 million, $99.1 million and $176.3 million of receivables in the periods ended December 31, 2012, 2011 and 2010, respectively. The receivables sold related to receivables from one customer (NAS) and were sold without recourse. The factoring commission fees ("factoring fees") were 0.25% or 0.35% of the invoice amount, depending on which bank purchased the receivable. The factoring fees charged were $199.5 thousand, $342.8 thousand and $484.2 thousand for the periods ended December 31, 2012, 2011 and 2010, respectively. In 2010, interest was also recorded with factoring fees and included in the amount disclosed in the 2012 Form 10-K.

Mr. John Cash
United States Securities and Exchange Commission
February 5, 2014

In determining our accounting for the sale of receivables, we noted that ASC 860-10 states, "Factoring arrangements that meet the conditions in paragraph 860-10-40-5 shall be accounted for as sales of financial assets because the transferor surrenders control over the receivables to the factor." The conditions in paragraph 860-10-40-5 are as follows:

"a. Isolation of transferred financial assets. The transferred financial assets have been isolated from the transferor-put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership. Transferred financial assets are isolated in bankruptcy or other receivership only if the transferred financial assets would be beyond the reach of the powers of a bankruptcy trustee or other receiver for the transferor or any of its consolidated affiliates included in the financial statements being presented. For multiple step transfers, a bankruptcy-remote entity is not considered a consolidated affiliate for purposes of performing the isolation analysis. Notwithstanding the isolation analysis, each entity involved in the transfer is subject to the applicable guidance on whether it shall be consolidated. A set-off right is not an impediment to meeting the isolation condition.

b. Transferee's rights to pledge or exchange. This condition is met if both of the following conditions are met:

1. Each transferee (or, if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities and that entity is constrained from pledging or exchanging the assets it receives, each third-party holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received.

2. No condition does both of the following:
i. Constrains the transferee (or third-party holder of its beneficial interests) from taking advantage of its right to pledge or exchange
ii. Provides more than a trivial benefit to the transferor.
If the transferor, its consolidated affiliates included in the financial statements being presented, and its agents have no continuing involvement with the transferred financial assets, the condition under paragraph 860-10-40-5(b) is met.
c. Effective control. The transferor, its consolidated affiliates included in the financial statements being presented, or its agents do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets. A transferor’s effective control over the transferred financial assets includes, but is not limited to, any of the following:

1. An agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity

2. An agreement, other than through a cleanup call, that provides the transferor with both of the following:

i. The unilateral ability to cause the holder to return specific financial assets
ii. A more-than-trivial benefit attributable to that ability.

Mr. John Cash
United States Securities and Exchange Commission
February 5, 2014

3. An agreement that permits the transferee to require the transferor to repurchase the transferred financial assets at a price that is so favorable to the transferee that it is probable that the transferee will require the transferor to repurchase them."

We believe that our factoring arrangements meet all of the conditions of paragraph 860-10-40-5 as the accounts receivable sold are isolated from us after the sale, the banks have the right to pledge or exchange the assets they receive, the banks are not constrained from taking advantage of these rights, the accounts receivable provide more than a trivial benefit to the banks, and we do not maintain effective control over the accounts receivable transferred. Based on meeting these conditions, we record our factoring arrangements as sales of financial assets.

Topic 860-20 does not specifically address the classification of expenses relating to factoring arrangements. Originally, we recorded the interest and commission charges together as discounts taken, a reduction in revenue, because they effectively reduced the revenue we received for those receivables. In 2011, we separated these two charges and recorded commission charges as discounts taken and interest charges to our interest expense account. Near the end of 2011 and into the first quarter of 2012, we revisited these charges in conjunction with our debt restructuring. We noted that our factoring arrangements are used as an integral part of financing for us, and we considered the commission charges a cost of that financing. We were unable to find definitive accounting literature on the topic of classification of expenses. Accordingly, we assessed the facts and circumstances and concluded that recording the commission charges as interest expense reflected the substance of the arrangement. Further, we also disclosed our accounting policy for these charges and the amounts involved.

Note 12 - Segment Reporting, page F-26

4.
On page F-27, you disclosed $10.1 million of other assets as of December 31, 2012. In future filings, please revise your disclosures to clarify why these assets have not been allocated to specific segments. Please specifically indicate if these assets are corporate assets. Please refer to ASC 280-10-50-20 and 50-31.

Response: We note that ASC 280-10-50-20 states the following:

"A public entity shall disclose all of the following for each period for which an income statement is presented. However, reconciliations of balance sheet amounts for reportable segments to consolidated balance sheet amounts are required only for each year for which a balance sheet is presented. Previously reported information for prior periods shall be restated as described in paragraphs 280-10-50-34 through 50-35."

We also noted that ASC 280-10-50-29 was contained within the list of items to be included in an entity's disclosures as noted in ASC 280-10-50-20 above and that it specifically refers to the disclosure in question. We note that ASC 280-10-50-29 states the following:

"A public entity shall provide an explanation of the measurements of segment profit or loss and segment assets for each reportable segment. At a minimum, a public entity shall disclose all of the following:

a.	The basis of accounting for any transactions between reportable segments.

b.
The nature of any differences between the measurements of the reportable segments' profits or losses and the public entity's consolidated income before income taxes, extraordinary items, and discontinued operations (if not apparent from the reconciliations described in paragraphs 280-10-50-30 through 50-31).

Mr. John Cash
United States Securities and Exchange Commission
February 5, 2014

Those differences could include accounting policies and policies for allocation of centrally incurred costs that are necessary for an understanding of the reported segment information.

c.
The nature of any differences between the measurements of the reportable segments’ assets and the public entity's consolidated assets (if not apparent from the reconciliations described in paragraphs 280-10-50-30 through 50-31). Those differences could include accounting policies and policies for allocation of jointly used assets that are necessary for an understanding of the reported segment information.

d.
The nature of any changes from prior periods in the measurement methods used to determine reported segment profit or loss and the effect, if any, of those changes on the measure of segment profit or loss.

e.
The nature and effect of any asymmetrical allocations to segments. For example, a public entity might allocate depreciation expense to a segment without allocating the related depreciable assets to that segment.

We note that ASC 280-10-50-31 states the following:

"All significant reconciling items shall be separately identified and described. For example, the amount of each significant adjustment to reconcile accounting methods used in determining segment profit or loss to the public entity's consolidated amounts shall be separately identified and described."

In future filings, we will revise our disclosures to clarify why these assets have not been allocated to specific segments and to indicate that we consider these assets corporate assets by stating the following:

"The majority of the assets listed under the column labeled "other" include land, buildings and deferred taxes that are used by multiple segments, which makes them not appropriate to allocate. We consider such assets corporate assets. Expenses related to these corporate assets, including property taxes, insurance and utilities, are allocated to each segment based on a formula."

Note 16 - Legal Proceedings, page F-31

5.
You state that, “you have litigation from time to time, including employment-related claims, none of which you currently believe to be material.” Please refer to Question 2 of SAB Topic 5Y. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to an investor’s decision to buy or sell your securities, please show us how you will revise your future filings to either (a) disclose the estimated additional loss, or range of loss that is reasonably possible, or (b) state that such an estimate cannot be made.

Response: We note that Question 2 of SAB Topic 5Y states the following:

"Facts: A registrant believes it may be obligated to pay material amounts as a result of product or environmental remediation liability. These amounts may relate to, for example, damages attributed to the registrant’s products or processes, clean-up of hazardous wastes, reclamation costs, fines, and litigation costs. The registrant may seek to recover a portion or all of these amounts by filing a claim against an insurance carrier or other third parties.

Question 2: What financial statement disclosures should be furnished with respect to recorded and unrecorded product or environmental remediation liabilities?

Mr. John Cash
United States Securities and Exchange Commission
February 5, 2014

Interpretive Response: FASB ASC Section 450-20-50, Contingencies - Loss Contingencies - Disclosure, identify disclosures regarding loss contingencies that generally are furnished in notes to financial statements. FASB ASC Section 410-30-50, Asset Retirement and Environmental Obligations - Environmental Obligations - Disclosure, identifies disclosures that are required and recommended regarding both recorded and unrecorded environmental remediation liabilities. The staff believes that product and environmental remediation liabilities typically are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on the registrant’s financial condition, results of operations, or liquidity. In addition to the disclosures required by FASB ASC Section 450-20-50 and FASB ASC Section 410-30-50, examples of disclosures that may be necessary include:

•	Circumstances affecting the reliability and precision of loss estimates.

•	The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency.

•
Uncertainties with respect to joint and several liability that may affect the magnitude of the contingency, including disclosure of the aggregate expected cost to remediate particular sites that are individually material if the likelihood of contribution by the other significant parties has not been established.

•	Disclosure of the nature and terms of cost-sharing arrangements with other potentially responsible parties.

•
The extent to which disclosed but unrecognized contingent losses are expected to be recoverable through insurance, indemnification arrangements, or other sources, with disclosure of any material limitations of that recovery.

•	Uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers.

•	The time frame over which the accrued or presently unrecognized amounts may be paid out.

•	Material components of the accruals and significant assumptions underlying estimates.

Registrants are cautioned that a statement that the contingency is not expected to be material does not satisfy the requirements of FASB ASC Topic 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant’s securities. In that case, the registrant must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made."

None of the litigation related claims referred to in our disclosure have a reasonable possibility of either a loss exceeding amounts already recognized or any additional loss which would be material to an investor’s decision to buy or sell our securities. In future filings, we will include a paragraph within our legal proceedings note with respect to potential environmental liabilities as noted below. If we are able, we will disclose the estimated additional loss, or range of loss that is reasonably possible, or we will state that such an estimate cannot be made.

"Our operations are subject to various environmental statutes and regulations, including laws and regulations addressing materials used in the processing of our products. In addition, certain of our operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Failure to maintain or achieve compliance with these laws and regulations or with the permits required for our operations could result in substantial operating costs and capital expenditures, in addition to fines and civil or criminal sanctions, third party claims for property damage or personal injury, cleanup costs or temporary or permanent discontinuance of operations. Certain of our facilities have been

Mr. John Cash
United States Securities and Exchange Commission
February 5, 2014

in operation for many years and, over time, we and other predecessor operators of these facilities have generated, used, handled and disposed of hazardous and other regulated wastes. Environmental liabilities in material amounts could exist, including cleanup obligations at these facilities or at off-site locations where we disposed of materials from our operations, which could result in future expenditures that we cannot currently estimate and which could reduce our profits. ISA records liabilities for remediation and restoration costs related to past activities when our obligation is probable and the costs can be reasonably estimated. Costs of future expenditures for environmental remediation are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Costs of ongoing compliance activities related to current operations are expensed as incurred. Such compliance has not historically constituted a material expense to us."

Form 10-Q for the Period Ended June 30, 2013

Note 4 - Intangible Assets, page 13

6.
We note your disclosure on page 25 that the $36 million decrease in your recycling revenue for the six months ended June 30, 2013 was primarily due to a 25.8% decrease in the volume of stainless steel materials shipments. We also note that substantially all of your stainless steel sales are to one customer who has decreased its sales orders with you starting in the second quarter of 2011 and continuing through the first quarter of 2013. Please tell us if this customer is included within the Venture Metals, LLC customer list intangible asset which has a net book value of nearly $3.4 million as of June 30, 2013. If so, please tell us how you considered if the decline in orders from this customer represents a significant adverse change in circumstances which could cause you to evaluate the recoverability of this intangible asset for possible impairment as of June 30, 2013. Please refer to ASC 350-30-35-14, ASC 360-10-35-21 and 35-22.

Response: The customer who has decreased its sales orders with us is included within the Venture Metals, LLC customer list intangible asset.

We note that ASC 350-30-35-14 states, "An intangible asset that is subject to amortization shall be reviewed for impairment in accordance with the Impairment or Disposal of Long-Lived Assets Subsections of Subtopic 360-10 by applying the recognition and measurement provisions in paragraphs 360-10-35-17 through 35-35. In accordance with the Impairment or Disposal of Long-Lived Assets Subsections of Subtopic 360-10, an impairment loss shall be recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset shall be its new accounting basis. Subsequent reversal of a previously recognized impairment loss is prohibited."

We also note that ASC 360-10-35-21 and 35-22 state, "A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:

a. A significant decrease in the market price of a long-lived asset (asset group)

b. A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

c. A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

Mr. John Cash
United States Securities and Exchange Commission
February 5, 2014

d. An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

e. A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

f. A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

35-22 When a long-lived asset (asset group) is tested for recoverability, it also may be necessary to review depreciation estimates and method as required by Topic 250 or the amortization period as required by Topic 350. Paragraphs 250-10-45-17 through 45-20 and 250-10-50-4 address the accounting for changes in estimates, including changes in the method of depreciation, amortization, and depletion. Paragraphs 350-30-35-1 through 35-5 address the determination of the useful life of an intangible asset. Any revision to the remaining useful life of a long-lived asset resulting from that review also shall be considered in developing estimates of future cash flows used to test the asset (asset group) for recoverability. However, any change in the accounting method for the asset resulting from that review shall be made only after applying this Subtopic."

The intangible asset balance was not considered impaired as of December 31, 2012 based on a review by an outside consultant with which management reviewed and concurred. Although sales orders to our customer decreased in the first quarter of 2013, they increased during the second quarter of 2013. As of June 30, 2013, we were continuing to produce stainless steel blends to fill orders to this customer and others included within the Venture Metals, LLC customer list intangible asset. Nickel is a key commodity used in stainless steel blends. In the third quarter of 2013, a continuing reduction in market demand and prices for stainless steel occurred, which led to a reduction in stainless steel sales volumes and average stainless steel selling prices. Management determined that the continued decline in demand and prices caused an impairment in our stainless steel inventory value as of September 30, 2013. A lower of cost or market assessment was performed for our nickel content inventories in the fourth quarter of 2013. The assessment embodied the assumption of immediate sale of these blends in their current state. We recorded an inventory write-down of $1.9 million at September 30, 2013.

Given the current market price environment for nickel, management believes future stainless steel selling prices will continue to remain below prices that prevailed in prior periods. Due to the high level of uncertainty regarding the economic environment and stainless steel market, management does not expect the sales volumes of these blends to increase going forward; thus, in Q4 2013, management determined to discontinue the production of stainless steel blends. We secured a buyer for the majority of our remaining stainless steel inventory and management determined to dispose of the intangible assets at that time, which was significantly before the end of its previously estimated useful life. We recorded an impairment loss for the remaining intangible asset value in the fourth quarter of 2013. Disclosure of this matter was made in our Form 10-Q at September 30, 2013 and related press release.

Because of the variability of nickel and related commodity prices and other supply and demand factors, management determined the intangible assets were not impaired at earlier periods before Q4 2013, when the decision was made to cease this business activity.

Mr. John Cash
United States Securities and Exchange Commission
February 5, 2014

However, the decline in nickel and stainless steel prices at September 30, 2013 caused a lower of cost or market assessment to occur and such assessment embodied the immediate sale of these blends. Most of these blends were sold to a non Venture Metals, LLC buyer under an arrangement entered into in December 2013.

Besides declining market prices, other factors we considered when deciding to cease blending stainless steel involved financing. As disclosed in our 2013 filings, we have encountered challenges and constraints in our bank financing arrangements. Due to these challenges we were unable to finance the procurement of the necessary blends to thrive and grow this activity. Accordingly, management determined to cease this activity and deploy its resources in other metal products and waste related activities.

Definitive Proxy Statement on Schedule 14A filed on June 6, 2013

7.
We note that in formulating your executive compensation plan you used selected peer companies identified by both the Bostonian Group and RS Finance & Consulting LLC. In future filings, please provide more detail on how you used the peer companies to determine executive compensation, including identifying the component companies and whether you engaged in benchmarking. We note that the narrative disclosure to the summary compensation table should describe any material factors necessary to an understanding of the information disclosed in the table. See Item 402(o) of Regulation S-K.

Response: In future filings, we will provide more detail on how we used the peer companies to determine executive compensation, including identifying the component companies and whether we engaged in benchmarking. We will ensure that the narrative disclosure to the summary compensation table describes any material factors necessary to an understanding of the information disclosed in the table.

Please contact Alan Schroering at (502) 214-3710 or Karin Jackson at (502) 214-7235 if you have additional questions or need clarification relating to any response.

Sincerely,

/s/ Alan Schroering

Alan Schroering, VP of Finance and Interim CFO
Industrial Services of America, Inc.